Letter from the Chair of the Board and President & CEO

Dear Fellow Shareholders,

On behalf of the Board of Directors of Eldorado Gold Corporation, we are pleased to invite you to our 2022 Annual Meeting of Shareholders to be held in a physical and virtual hybrid format on June 9, 2022, at 3:00p.m. (Pacific time). For further details on how to attend, please refer to our Management Proxy Circular (the "Circular").

Enclosed you will find our Notice of the Annual Meeting of Shareholders and Management Proxy Circular. The Circular contains important information, including the items of business for consideration at our meeting as well as discussions of our corporate governance practices and approach to executive compensation.

We encourage you to familiarize yourself with this information before you decide how to vote your shares. Please exercise your vote at the meeting or by submitting your proxy or voting instruction form ahead of the proxy cut-off deadline of **June 7, 2022, 3:00p.m. (Pacific time)**.

De-Carbonization Journey

Sustainability is at the core of how we do business. In 2021, we continued our progress to enhance our environmental, social and governance ("ESG") governance and transparency, including our environmental, social, security, and health and safety performance. Importantly, in February 2022, we published our inaugural Climate Change and Greenhouse Gas ("GHG") Emissions Report ("Report") and set a target to mitigate GHG emissions. The Report supports our phased alignment with recommendations of the Task Force on Climate-related Financial Disclosures ("TCFD") and details our governance, strategy, risk management, metrics and targets around climate risks and opportunities. Specifically, we have set a target of mitigating GHG emissions by 30%, from 2020 levels, by 2030, on a "business as usual" basis, which is equal to removing approximately 65,000 tonnes of carbon dioxide equivalent. To achieve this target, we are focused on pursuing de-carbonization through four key pathways including measuring and monitoring; operational efficiencies and continuous improvement; technologies, processes and energy generation; and energy procurement and strategy.

Eldorado is a leader amongst our peers in carbon intensity, with a 2020 average emissions intensity of 0.37 tonnes of carbon dioxide produced per oz of gold ("tCO_2e/oz Au"), compared to the industry average of 0.67 tCO_2e/oz Au. A key advantage for us is that all of our operating mines are grid-connected, which generally provides lower-emissions electricity to our sites compared to diesel power generation. For example, our Lamaque mine in Québec, Canada, is powered exclusively by low-emission hydroelectricity, which helps to make Lamaque among the lowest GHG-intensity gold mines in the world.

We firmly believe that by acting with integrity and effectively managing our ESG risks, we will continue to be a preferred partner for host communities and countries, and have access to capital to enable us to grow our business for the benefit of all our stakeholders.

Strengthening Our Commitment to Inclusive Diversity

Our Board has taken meaningful steps in recent years to lead by example on diversity and inclusion. In January 2018, we adopted a formal Diversity Policy focused primarily on gender diversity, and updated the policy in 2021 to reflect our commitment to diversity and inclusion beyond gender. We have set aspirational targets for Board and senior management diversity beyond gender for other designated groups that include Indigenous people, visible minorities, persons with disabilities and the LGBTQIA2S+ community, specifically 30% women and 10% from other designated groups by 2023. Today at the Board level, five of our nine directors are women, and one director is an Indigenous person. We continue to work towards achieving our aspirational targets for our senior management team.

Priority on Safety

The health, safety, security and well-being of our people is our top priority. Over the past two years, COVID-19 has been one of the most severe tests of our safety commitments and emergency response in recent memory. When the pandemic began in early 2020, we prioritized monitoring and adapting our controls to prevent the spread of the virus and keep our people, their families and local communities safe. These efforts have been ongoing and continue at this time. Today, despite being well into the third year of managing COVID-19, our global teams remain energized and focused on delivering safe operational results.

At Eldorado, the health and safety of our workforce is the highest priority. In 2021, we improved our total recordable injury frequency rate ("TRIFR") and reduced the injury severity rate across the company; however, our lost-time injury frequency rate ("LTIFR") remained flat year over year. The LTIFR was 0.88 in 2021, compared to 0.85 in 2020. We have refocused our safety leadership efforts, particularly at our Kassandra Mines, to move the trend downward. We will continue our proactive management of COVID-19 while we step up our commitment to workplace safety.

In light of the recent and ongoing crisis in Ukraine, Eldorado has taken additional steps to ensure the safety of our people. We take a risk-based approach to travel, and as such, are working to limit the travel of our employees to the surrounding countries. In addition, we are continuing to monitor the impact the crisis is having on supply chains to ensure our sites have the necessary equipment and supplies to safely continue operations. At this point, we have not experienced any material supply chain impacts on availability of equipment and supplies at any of our operating sites.

Culture and Values

Eldorado's five core values (collaboration, courage, integrity, drive and agility) are the foundation for how we do business, ignite our culture, and underpin Eldorado's vision of building a safe, sustainable high-quality business in the gold sector. As outlined in our Code of Business Conduct and Ethics and our Human Rights Policy, everyone at Eldorado is expected to promote a workplace that is free from discrimination and harassment on any basis, including race, colour, religion, gender, age, national origin, disability or sexual orientation.

The Board recognizes the responsibility as active role models in demonstrating Valuable Behaviours, which led to their participation in leadership development efforts with the NeuroLeadership Institute. The results of the global program have been significant. For example, the majority of employees say their leaders are making a greater effort to be inclusive and they have spoken up more readily to share an idea, question a decision, or challenge a behaviour. Site programs further support a consistent global tone. In Greece, we initiated our Synergy program designed to enable managers to achieve results through honest and transparent interaction aligned to values. Lamaque's local leadership program continued extending learning content on values. Our teams in Turkey further leaned into neuroscience, leading to improved operational performance through open dialogue and sharing diverse experience.

Listening to the employee experience to inform the state of organizational culture is also critical to Eldorado. In late 2021, we completed the first phase of our Inclusion Survey. This sets the stage for a robust and ongoing employee listening strategy in the years to come.

2021 Year in Review

Despite the unprecedented challenges of navigating COVID-19, our teams demonstrated incredible courage in the face of adversity and delivered on key catalysts to drive value for our stakeholders in 2021.

Production

We achieved several key milestones in 2021. Specifically, we delivered full-year production of over 475,000 oz, which was at the high end of our increased guidance range. This was largely driven by stronger than planned performance at our cornerstone Kışladağ mine and at Lamaque, which continues to exceed expectations. Olympias saw improved performance throughout the year, with the strongest production in the fourth quarter, driven mainly by efficiency initiatives that started in early 2021 related to the transformation program at the Kassandra assets, and positive grade reconciliation versus plan. Production at Efemçukuru was down 7% year on year, primarily a result of the expected decrease in grade. Exploration success led to a maiden inferred Resource at Ormaque in February 2021 and increased Reserves and Resources at Efemçukuru.

Cost

Our cash operating costs averaged $626 per oz sold, which was within our guidance range, but an increase over $560 per oz of gold sold in 2020. [1] This was primarily due to lower grade ore mined and processed at Kışladağ, resulting in fewer oz produced and sold, partly offset by higher average gold grades, combined with higher silver and base metal sales at Olympias which reduce cash operating costs as byproduct credits. Our all-in sustaining costs were also within our guidance range and averaged $1,069 per oz of gold sold compared to $921 per oz of gold sold in 2020. [1] This increase year over year reflected the increase in average cash operating costs per ounce sold, higher sustaining capital expenditure at Lamaque and Olympias, and higher royalties at Olympias, effective from March 2021 following the ratification of the Amended Investment Agreement.

Growth

During the year, we delivered on key aspects of our organic growth opportunities and project development plans. In the fourth quarter, we completed the Triangle-Sigma decline at Lamaque and the construction and wet commissioning of the high-pressure grinding rolls ("HPGR") circuit at Kışladağ. Both projects were completed safely, within budget, and to a large extent, in line with schedule. With respect to our pipeline of development projects, we completed the Skouries Feasibility Study in December 2021, which is a key milestone for advancing project financing. The study highlighted the robust economics of this world-class asset, with an after-tax Internal Rate of Return of 19% and an after-tax Net Present Value ("NPV") of $1.3 billion, based on long-term prices of $1,500 per oz of gold and $3.85 per lb. of copper. Once completed, Skouries would provide significant upside to our five-year production profile.

Strategically, in 2021, we acquired QMX Gold Corporation, which increased our footprint and landholdings in the Abitibi Greenstone Belt by approximately 5.5x, immediately adjacent to our current Lamaque operation. Further, in Greece, we entered into an Amended Investment Agreement with the Hellenic Republic, which provides enhanced investor protection mechanisms that will provide a stable, commercial path for Eldorado in Greece as well as a strong precedent for future investment in the country. We also received approval for a modification to the Kassandra Mines' Environmental Impact Assessment to allow for the use of dry stack tailings disposal at the Skouries project. Dry stack technology involves filtering tailings to remove water prior to stacking and compacting the dry material in a designated tailings area, thus occupying less space, and at Skouries, reducing the environmental footprint of the facility by approximately 50%. Using dry stack tailings disposal not only de-risks the Skouries project from an environmental standpoint, but the water removed from the tailings will be recycled, therefore reducing the need to extract water from local sources. We also took another step toward streamlining our portfolio, completing the sale of Tocantinzinho, a non-core asset, for initial proceeds of $20 million and 19.9% ownership in G Mining Ventures, giving Eldorado exposure to future value creation. We continue to evaluate strategic alternatives for Certej and Bolcana to maximize value from these assets.

Balance Sheet Strength

We also continued to strengthen our balance sheet in 2021 by refinancing $500 million of senior secured notes at 6.25%. This not only lowered the cost of debt, but also allows Eldorado to pursue a broader range of funding alternatives for the development of the Kassandra assets in Greece. Net debt was 0.11x EBITDA at year end, compared to 0.04x EBITDA at the end of 2020. [1] We ended the year in a solid financial position, with over $480 million in cash and equivalents and approximately $250 million available under the

revolving credit facility. This increased liquidity, improved credit profile and overall financial strength provide us with the flexibility to take advantage of the compelling growth opportunities before us.[1]

Path Forward: 2022 Outlook

2022 is shaping up to be pivotal for Eldorado. Several key catalysts have already been delivered in the first quarter. This includes the release of the Lamaque Technical Study, which includes an update to the current operation regarding Mineral Reserves in the Upper Triangle deposit, and updates to the Inferred Resources on the Lower Triangle and the Ormaque deposits. The Upper Triangle Reserves case has an NPV of $459 million, using a gold price assumption of $1,500 per oz. Separately, there is an incremental NPV of $162 million for Lower Triangle and $197 million for Ormaque Inferred Resources. This value creation positions Lamaque as a cornerstone asset and provides a significant upside opportunity at Lower Triangle and Ormaque.

Operationally, we are targeting a solid year going forward. We are forecasting annual production of between 460,000 and 490,000 oz of gold at cash costs of between $640 and $690 per oz and all-in sustaining costs between $1,074 and $1,175 per oz.[1] Production for the year is weighted towards the second half of the year due to HPGR ramp-up at Kışladağ and grade profile at Lamaque.

At Skouries, we remain committed to unlocking its compelling value. Financing discussions continue to advance, and we are evaluating all alternatives. Our focus in selecting a financing package will be driven by value optimization and de-risking for the future. Subject to financing and Board approval, target re-start of construction at Skouries is in the second half of the year.

In 2021, we launched our global Sustainability Integrated Management System ("SIMS"), which outlines a common set of minimum performance standards by which we will operate, and we completed self-assessments at our operating sites with positive results. As we continue to find ever-better ways to operate in 2022, we will focus on creating and executing on action plans that will support our commitment to continuous improvement. We will also continue to work towards full conformance with the Responsible Gold Mining Principles, of which the work we have done thus far will set us up well to achieve. On the safety front, we will be taking a proactive approach to health and safety by increasing preventative inspections and tracking corrective actions taken.

With long-term shareholder value-creation top of mind, we turn our sights to building on our solid foundation and unlocking the compelling value throughout our portfolio while continuing to put safety, sustainability, and good governance at the core of our business. We believe that higher gold prices, solid production, resource conversion and expansion[1] possibilities requiring modest capital outlay at our current operations will create stronger equity returns for our shareholders in 2022 and beyond.

Both of us would also like to take this opportunity to thank George Albino who is not standing for re-election at the upcoming meeting. George was an invaluable member of the Board during his five-year tenure, and his counsel will be missed. He was a valued leader on several committees, in addition to being Chair of the Board for three years. We would also like to welcome Carissa Browning who was appointed to the Board in January 2022, and we look forward to having Stephen Walker join the Board. He is a nominee standing for election at the upcoming Shareholder meeting.

Your Vote Is Important

Your participation as a shareholder is important to us. Please exercise your right to vote.

We thank you for your continued support of Eldorado Gold and hope you will join us at our hybrid 2022 Annual Meeting of Shareholders.

Sincerely,

"Steven Reid" "George Burns"

Steven Reid
Chair of the Board

George Burns
President &
Chief Executive Officer

Notes:

Except as otherwise noted, scientific and technical information contained in this letter was reviewed and approved by Simon Hille, FAusIMM and VP Technical Services for the Company, and a "qualified person" under National Instrument 43-101. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.

Information on our website is not part of this letter, or incorporated by reference. Filings on SEDAR are also not part of this letter or incorporated by reference, except as specifically stated. For greater certainty, Eldorado's Climate Change & GHG Emissions Report and Sustainability Report as well as the Kışladağ Technical Report, Efemçukuru Technical Report, Olympias Technical Report, Skouries Technical Report and Lamaque Technical Report are expressly excluded from incorporation by reference herein.

This letter contains forward-looking information. Please refer to the Cautionary Note about Forward-looking Statements in our Management Proxy Circular.

(1) For a reconciliation of our non-GAAP measures and our financial condition and liquidity, please refer to our Management's Discussion and Analysis for the year ending December 31, 2021.

Eldorado Gold Corporation 550 Burrard Street, 11th Floor Vancouver, BC Canada V6C 2B5
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